Exhibit 99.38

TITAN MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024

TITAN MINING CORPORATION
Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Titan Mining Corporation (“Titan”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment for the nine months ended September 30, 2024, and includes events up to the date of this MD&A. This discussion should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2024 (the “Interim Financial Statements”) and the related notes thereto and other corporate filings, including the Company’s audited consolidated financial statements for the year ended December 31, 2023 (the “Annual Financial Statements”). Unless otherwise specified, all financial information has been derived from the Company’s Interim Financial Statements which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements including International Accounting Standards 34 – Interim Financial Reporting (“IAS 34”).

Additional information regarding Titan, including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), consolidated financial statements and Management Information Circular, which are available on the Company’s website at www.titanminingcorp.com and under the Company’s profile on the SEDAR+ website at www.sedarplus.com.

This MD&A is dated November 11, 2024. All dollar amounts reported herein are in US dollars unless otherwise indicated.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

OUR BUSINESS

Titan is a natural resource company engaged in the acquisition, exploration, development and production of mineral properties. Our corporate office is in Vancouver, British Columbia, and our shares are listed on the Toronto Stock Exchange under the symbol “TI”.

The Company’s principal asset is a group of 100%-owned, high-grade zinc mines located in the Balmat–Edwards mining district in northern New York State, near Gouverneur and 35 miles south of the Port of Ogdensburg and include the Empire State Mine’s #2, #3, #4, Hyatt, Pierrepont and Edwards mines (collectively the “Empire State Mine” or “ESM”). Titan declared commercial production at ESM on January 1, 2020. The Company also continues to maintain its unpatented mining claims in New Mexico, USA.

STRATEGY AND OUTLOOK

Titan’s mission is to deliver extraordinary shareholder value through exploration, development and operational excellence.

Titan believes that the district surrounding ESM remains underexplored despite the long operating history of the district. The Company is focused on discovering and developing additional high-grade, low-cost mineral resources to feed the mill at ESM. ESM’s #4 mine is connected to its #2 mine, and there is potential for significant mineral resource expansion which is expected to support production growth. Other historic mines and new targets within the district are a focus for Titan’s exploration team.

Mining and milling activities at ESM continued to increase during the past year with a record 61.0 million payable pounds of zinc produced. ESM continues to review ways to increase operating efficiencies, particularly by adding incremental ore feed from other historically mined zones outside of the current #4 mine. An updated Life of Mine Plan is expected to be released for ESM’s zinc operations in the fourth quarter of 2024.

The Company has continued to work on defining the Kilbourne graphite target (“Kilbourne”), a graphite exploration target hosted within the same stratigraphic sequence as ESM’s zinc mineralization. Phase 1 of drilling at Kilbourne was completed in the second quarter of 2024 and totalled 11,916 ft (3,362 m)

Phase II of the metallurgical testing performed by Forte Analytical of Wheatridge Colorado was completed in the third quarter of 2024. The Company is awaiting assay results from these tests. The Company has additionally sought the services of Metpro Services to help in developing the next stages of metallurgical and process testing. Phase III of metallurgy will take place at SGS Lakefield and is likely to be completed by Q4 2024. A maiden resource estimate is expected to be released for the Kilbourne graphite project in Q4 2024.

In addition, the Company continues to examine various financing options to bolster the Company’s treasury.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

FINANCIAL AND OPERATIONAL SUMMARY

	Three months ended September 30,			Nine months ended September 30,
Financial Performance	2024	2023	Change	2024	2023	Change
Net income (loss) before tax	$(4,864)	$501	$(5,365)	$(4,878)	$(3,237)	$(1,642)
Operating cash inflow before changes in non-cash working capital	$(1,675)	$4,207	$(5,882)	$5,554	$7,448	$(1,894)

Financial Condition	September 30, 2024	December 31, 2023
Cash and cash equivalents	$5,844	$5,031
Working capital	$(21,863)	$(23,512)
Total assets	$50,290	$52,762
Equity	$(7,245)	$(2,270)

	Three months ended September 30,			Nine months ended September 30,
Operating Data	2024	2023	Change	2024	2023	Change
Payable zinc produced (mlbs)	8.0	18.3	(10.3)	37.2	47.1	(9.9)
Payable zinc sold (mlbs)	8.2	18.3	(10.1)	37.3	48.2	(10.9)
Average provisional zinc price (per lb)	$1.27	$1.10	$0.17	$1.23	$1.21	$0.02

HIGHLIGHTS

Significant events and operating highlights for the three months ended September 30, 2024 include the following:

●	Appointment of Rita Adiani as President of the Company.

●	Zero Lost Time Injuries in the third quarter.

●	Returned to full commercial production on September 26, 2024 following the temporary suspension of operations resulting from the historic flooding caused from Tropical Storm Debby. There were no injuries to employees or damage to the mobile fleet. Repairs were completed ahead of schedule and under budget.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

		2024			2023
		Q3	Q2	Q1	FY (2)	Q4	Q3	Q2	Q1
Production
Ore mined	tons	58,353	95,575	110,795	444,588	108,962	108,210	112,528	114,888
Ore milled	tons	57,011	95,762	110,703	445,803	109,258	110,202	112,082	114,261
Feed grade	zn %	8.6	9.1	8.1	8.4	7.8	10.1	8.1	7.4
Recovery	%	96.3	96.5	96.2	96.3	96.2	96.3	96.3	96.1
Payable zinc	mlbs	8.0	14.5	14.7	61.0	13.9	18.3	15.0	13.8
Concentrate grade	zn %	59.8	60.1	59.9	59.6	59.2	60.3	59.8	59
Zinc concentrate produced	tons	7,920	14,155	14,392	60,123	13,756	17,855	14,727	13,785
Sales
Payable zinc	mlbs	8.2	14.7	14.4	62.0	13.9	18.3	15.0	14.8
Average provisional zinc price	$/lb	$1.27	$1.30	$1.11	$1.19	$1.13	$1.10	$1.15	$1.42
C1 cash cost (1)	$/lb	$1.32	$0.79	$0.97	$1.05	$1.16	$0.84	$1.05	$1.23
Sustaining capital expenditures (1)	$/lb	$0.03	$0.00	$0.03	$0.03	$0.01	$0.02	$0.07	$0.03
AISC(1)	$/lb	$1.35	$0.79	$1.00	$1.08	$1.17	$0.86	$1.12	$1.26

(1)	C1 cash cost, Sustaining Capital Expenditures, and All-In Sustaining Cost (“AISC”) are non-GAAP measures. These terms are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See Non-GAAP Performance Measures below for additional information.
(2)	The full-year figure may not equal the sum of the quarters due to rounding.

OPERATIONS REVIEW

Mining in the third quarter of 2024 focused on the Mahler, New Fold, and Mud Pond zones. Deepening of the lower Mahler ramp system provided access to high-grade ore in the Lower Mahler mining zone that supported higher than budgeted grades. Longhole stope mining in New Fold provided above-target grades and tons. Ore recovery from the longhole stoping in New Fold will continue into the fourth quarter. It is expected that ore from New Fold and Lower Mahler zones will continue to support budgeted head grades for the remainder of the fiscal year. Mining will continue in these key same zones during the fourth quarter of 2024.

While crushing and hoisting activities were halted from August 12, 2024 to September 26, 2024, mining activities continued and ore was stockpiled in the underground. The Company expects to hoist and mill budgeted tonnage in Q4 plus all underground ore that was stockpiled in Q3. With the excess capacity in the mill, the Company expects to meet full year guidance.

Work on projects focused mainly on the rehabilitation of the underground crusher and associated electrical components that were damaged during the flooding caused by Tropical Storm Debby. In addition, a previously unknown raise at the old Streeter Portal at the #2 mine area, which is suspected to have been a major contributor to the inflow, was permanently plugged to prevent any future inflow. Rod mill liners were installed in the third quarter of 2024. In the fourth quarter of 2024, the Company plans to initiate a market search for a replacement underground haulage truck and a mechanical bolter.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

EXPLORATION UPDATE

Empire State Mine

Historic Data

The review, compilation, digitization, and modelling of historic data collected over approximately 100 years by the previous operators of ESM continues to contribute to the exploration success at ESM, with several near-mine mineralized zones identified, including the N2D zone and Turnpike.

Titan’s exploration team has continued to generate additional near-mine and district targets using historic soil, stream sediment, drilling, and geophysical data. These historic data sets are also being utilized to identify additional near-surface mineralization in the vicinity of the other historic mining areas (Hyatt, Pierrepont, Edwards, and Rossie-Macomb), which are being prioritized for drill testing in 2024 and 2025. The team continues to research and consolidate mineral rights interests in high priority target areas.

In addition to zinc and base metal occurrences the Company has identified multiple areas with historic documentation of graphite bearing lithologies in St. Lawrence County. This review has helped identify graphite targets within ESM’s mineral rights, including the Kilbourne target within the stratigraphic sequence which hosts the ESM ore bodies.

2024 Drill Programs

Underground:

Drill programs in the third quarter of 2024 targeted Lower Mahler and Fowler. Underground drilling totalled 3,607 ft (1,099 m) across 11 holes. All underground drilling was completed with Company-owned underground drills by Company employees. Of the total drilling, two exploration holes were completed targeting the down dip extensions of Lower Mahler with a third hole targeting this area underway. Additionally, 4 utility holes were completed totalling 1,064 ft (324 m).

Surface:

The Company acquired two surface drill rigs in the third quarter of 2024. A total of 519 ft was drilled by Company drillers on a Company-owned surface drill rig. Drilling is targeting the open up-dip extension of the historic Gleason orebody.

Kilbourne

Titan has continued work on defining the Kilbourne graphite target, a graphite exploration target hosted within the same stratigraphic sequence as ESM’s zinc mineralization. The host unit is Unit 2 of the lower marbles. Historic mapping and drilling have documented roughly 25,000 ft (7.6 km) of strike length, from surface to a depth of over 3,000 ft (914 m). Roughly 8,500 ft (2.5 km) of this strike length is within the affected area of the Empire State Mine. The remaining strike length is securely within mineral rights held by ESM. Permitting for bringing Kilbourne into production is subject to a state level permitting process.

Phase I of drilling at Kilbourne was completed in the second quarter of 2024 and totalled 11,916 ft (3,362 m). Drilling indicates that host lithology can be divided into two zones of mineralization. The upper mineralized zone with an average thickness of 57 ft (17.4 m) and an average grade of 3.1% graphitic carbon (Cg) and the lower mineralized zone with an average thickness of 29 ft (8.8 m) and an average grade of 2.8% Cg. Phase I of Kilbourne drilling successfully tested 8,255 ft of strike length within the ESM active use permit.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

Phase II of the metallurgical testing performed by Forte Analytical of Wheatridge Colorado was completed in the third quarter. The Company is awaiting assay results from these tests. The Company has additionally sought the services of Metpro Services to help in developing the next stages of metallurgical and process testing. Phase III of metallurgy will take place at SGS Lakefield, and is likely to be completed by the end of Q4 2024.

New Mexico

The Company began prospecting for base metals in an area of New Mexico in 2017. In 2018, the Company completed the first phase of its drilling program and was encouraged by the results. Annual claim maintenance fees have been renewed since allowing the Company to maintain control of the current land position while evaluating future exploration activities.

TREND ANALYSIS

Selected Quarterly Information

		2024			2023			2022
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues ($)	8,274	17,969	11,731	10,911	15,481	8,952	16,742	13,945
Net income (loss) ($)	(4,864)	2,617	(2,632)	(7,959)	501	(4,841)	1,103	(4,014)
Basic & diluted income (loss) per share ($)	(0.04)	0.02	(0.02)	(0.05)	-	(0.03)	0.01	(0.03)
Cash and cash equivalents ($)	5,844	5,547	4,176	5,031	4,319	2,895	7,411	6,720
Total assets ($)	50,290	52,386	49,813	52,762	59,060	59,591	67,916	65,999
Total liabilities ($)	57,535	55,194	56,021	55,032	55,528	56,513	58,953	55,486

Seasonality has a limited impact on the Company’s operating results.

Total assets increased in the first quarter of 2023 compared to the fourth quarter of 2022, mainly due to an increase of cash and cash equivalents, derivative asset, and other current assets, partially offset by decrease of trade and other receivables, inventories, mineral properties, plant and equipment, and right-of-use assets. Total assets decreased in the second quarter of 2023, mainly due to decrease of cash and cash equivalents, right-of-use assets, trade and other receivables, restricted cash, other assets, and mineral properties, plant and equipment, partially offset by increased of derivative asset, other current assets, and inventories. Total assets decreased in the third quarter of 2023, mainly due to decrease of mineral properties, plant and equipment, derivative asset and inventories, partially offset by increases of cash and cash equivalents, trade and other receivables, right-of-use assets, and other current assets. Total assets decreased in the fourth quarter of 2023 mainly due to a decrease of derivative asset, trade and other receivable, inventories, other current assets, mineral properties, plant and equipment, and right-of-use assets, partially offset by an increase of cash and cash equivalents.

Total assets decreased in the first quarter of 2024, mainly due to decrease of cash and cash equivalents, derivative asset, mineral properties, plant and equipment, and right-of-use assets, partially offset by increase of trade and other receivables, other current assets, and inventories. Total assets increased in the second quarter of 2024 mainly due to an increase in cash, an increase in other assets, partially offset by a decrease in mineral properties, plant and equipment. Total assets decreased in the third quarter of 2024 as a result of a decrease in accounts receivable, mineral properties, and restricted cash. This was partially offset by an increase in inventory and cash and cash equivalents.

Net loss turned to net income in the first quarter of 2023 as a result of higher unrealized gain on derivative and foreign exchange gain, and absence of loss on Star Mountain settlement booked in the prior quarter, partially offset by lower realized gain on derivative, gain on loan modification, higher general and administration expenses and interest and other finance expenses. Net income turned to net loss in the second quarter of 2023 as a result of lower revenue and unrealized gain on derivative, higher foreign exchange loss, interest and other finance expenses, partially offset by lower exploration and evaluation expenses, general and administration expenses, and higher realized gain on derivative. Net loss turned to net income in the third quarter of 2023 as a result of higher revenue, lower cost of sales, higher realized gain on derivative, foreign exchange income and other income, partially offset by higher exploration and evaluation expenses, interest and other finance expenses, and higher unrealized loss on derivative. Net income turned to net loss again in the fourth quarter of 2023 as a result of lower revenue and unrealized loss on derivative, higher cost of sales, foreign exchange loss, interest and other finance expenses, general and administration expenses, partially offset by lower exploration and evaluation expenses, realized gain on derivative, and higher other income.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

Net loss decreased in the first quarter of 2024 as a result of lower cost of sales, accretion expense, loss on unrealized derivative, and higher foreign exchange income, partially offset by higher exploration and evaluation expenses, general and administration expenses, interest and other finance expenses, lower interest income, absence of gain on realized derivative and loss on Star Mountain settlement. Net loss turned to net income in the second quarter of 2024 as a result of higher revenue and lower cost of sales. As a result of Tropical Storm Debby, revenues were lower during the three months ended September 30, 2024, due to the temporary suspension of operations at ESM during the period from August 12, 2024 to September 26, 2024. AISC increased to $1.35/lb in Q3 2024 from $0.79/lb in Q2 2024, primarily due to lower concentrate deliveries during August and September, and resulting in a net loss in Q3 2024 compared to Q2 2024.

Cash and cash equivalents increased in the first quarter of 2023 as a result of net cash provided in operating activities, and less cash spent on financing activities, partially offset by cash spent on capital assets. Cash and cash equivalents decreased in the second quarter of 2023 as a result of higher cash used in operating activities, partially offset by less cash spent on capital assets and more cash generated from financing activities. Cash and cash equivalents increased in the third quarter of 2023 as a result of more cash generated in operating activities, and less cash spent on capital assets, partially offset by more cash spent in financing activities. Cash and cash equivalents increased again in the fourth quarter of 2023 as a result of more cash generated in operating activities, and less cash spent on capital assets, partially offset by more cash spent in financing activities.

Cash and cash equivalents decreased in the first quarter of 2024 as a result of less cash provided in operating activities and financing activities, partially offset by less cash spent on capital assets. Cash and cash equivalents increased in the second quarter of 2024 as a result of higher cash provided by operating activities generated from the increased revenue and lower cost of sales, this was partially offset by an increase in cash used in financing activities relating to additional principal payments made towards the Company’s Credit Facility. Cash and cash equivalents increased slightly in the third quarter of 2024 as a result of less cash spent on financing activities as there were no principal payments required to be made during the quarter, partially offset by lower cash provided by operating activities as a result of lower revenue during the quarter.

FINANCIAL REVIEW

Financial Results

	Three months ended	Nine months ended
($000’s)	September 30	September 30
Net income (loss) for the 2023 period	$501	$(3,237)
Changes in components of income:
Revenues increase (decrease)	(7,207)	(3,201)
Cost of sales decrease (increase)	1,642	7,403
Other expenses decrease (increase)	200	(5,844)
Net income (loss) for the 2024 period	$(4,864)	$(4,879)

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

During the three months ended September 30, 2024, revenues decreased compared to the same period in 2023, as a result of lower zinc concentrate sales due to the temporary suspension of operations at ESM during August and September as a result of Tropical Storm Debby (Q3 2024 - $10,584, vs. Q3 2023 - $20,125).

During the nine months ended September 30, 2024, revenues decreased compared to the same period in 2023 as a result of lower concentrate sales due to the temporary suspension of operations at ESM in August and September (YTD Q3 2024 – $45,598 vs. YTD Q3 2023 – 58,433).

During the three and nine months ended September 30, 2024, cost of sales decreased due to lower volume of tons milled (Q3 2024 – 57,011 tons vs Q3 2023 – 110,202 tons and YTD Q3 2024 – 263,476 vs YTD Q3 2023 – 336,545 tons) largely as a result of the temporary suspension of operations at ESM during August and September as a result of Tropical storm Debby.

During the nine months ended September 30, 2024, other expenses increased compared to the same period of 2023 largely due to a realized gain on derivative that was incurred in 2023 and was not incurred in 2024. Other expenses increased slightly during the three months ended September 30, 2024 compared to the same period of 2023, largely as a result of foreign exchange loss compared to a foreign exchange gain in 2023, partially offset by a decrease in interest expense relating to the Company’s debt.

Revenue

	Three months ended September 30,			Nine months ended September 30,
($000’s)	2024	2023	Change	2024	2023	Change
Zinc concentrate sales	$10,584	$20,125	$(9,541)	$45,598	$58,433	$(12,835)
Zinc concentrate provisional pricing adjustments	(645)	1,029	(1,674)	(378)	(2,951)	2,573
Smelting and refining charges	(1,665)	(5,673)	(4,008)	(7,245)	(14,307)	7,062
Revenue, net	$8,274	$15,481	$(7,207)	$37,974	$41,175	$(3,201)

Zinc concentrate pricing consists of provisional and final pricing adjustments made prior to the finalization of the sales contract. In June 2024, the Company entered into a fixed zinc pricing arrangement pursuant to its existing offtake agreement with an affiliate of Glencore Ltd. for approximately 30% of the Company’s budgeted zinc production for the second half of 2024. The arrangement fixed the zinc price for a six-month period covering July 2024 through December 2024 at a price of US$1.37 per pound of zinc.

In connection with the fixed zinc pricing arrangement, the Company was required to provide a cash deposit in the amount of $2,777. The cash deposit will be returned to the Company on a prorata basis, upon completion of the delivery of zinc concentrate on a monthly basis over the six month period of the fix pricing arrangement. The cash deposit has been classified as current restricted cash in the Company’s statement of financial position. As at September 30, 2024, the cash deposit balance was $1,574.

Revenues were lower during the three and nine months ended September 30, 2024, largely due to the temporary suspension of operations at ESM from August 12, 2024 and September 26, 2024 as a result of Tropical Storm Debby.

Cost of sales

	Three months ended September 30,			Nine months ended September 30,
($000’s)	2024	2023	Change	2024	2023	Change
Operating expenses	$9,178	$8,607	$571	$27,638	$30,860	$(3,221)
Transportation costs	460	982	(521)	2,143	2,808	(666)
Royalties	8	10	(2)	27	30	(3)
Depreciation and depletion	1,897	2,984	(1,088)	7,524	9,058	(1,533)
Change of Inventory	(440)	162	(602)	(687)	1,292	(1,979)
Total	$11,103	$12,745	$(1,642)	$36,645	$44,048	$(7,403)

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

During the nine months ended September 30, 2024, cost of sales decreased compared to the same period in the prior year due to a decline in tons milled and efficient management of site costs. Depreciation and depletion expenses decreased during the three and nine months ended September 30, 2024 compared to the same period in the prior year due to lower tons mined, and a decrease in capital asset acquisitions. The change of inventory decrease is a result of the ending inventory level change due to timing differences of sales of zinc concentrate.

The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.

Other operating expenses

	Three months ended September 30,				Nine months ended September 30,
	2024	2023	Change	%	2024	2023	Change	%
G&A expenses:
Salaries and benefits	$170	$221	$(51)	(23)	921	1,021	(100)	(10)
Share-based compensation	129	99	30	30	341	293	48	16
Professional fees	108	235	(127)	(540	355	1,562	(1,207)	(77)
Office and administration	157	164	(7)	(4)	627	671	(44)	(7)
Investor relations	9	16	(7)	(43)	28	43	(15)	(35)
	$573	$735	$(162)	(22)	2,272	3,590	(1,318)	(37)
Exploration and evaluation (“E&E”) expenses:
Salaries and benefits	$138	$136	$2	2	589	412	177	43
Assay and analyses	45	9	36	>100	162	141	21	15
Contractors and consultants	131	269	(138)	(51)	316	807	(491)	(61)
Other	85	43	42	98	297	160	137	(7)
	$399	$457	$(58)	(13)	1,364	1,520	(160)	(86)

G&A expenses for the three and nine months ended September 30, 2024 decreased compared to the same period in the prior year, largely as a result of lower professional fees incurred and lower salaries and benefits as a result of lower head count at the Company’s head office.

E&E expenses for the three and nine months ended September 30, 2024, decreased from the same period in the prior year as a result of a decrease in contractors and consultant costs incurred.

Other expenses (income)

Three months ended September 30,				Nine months ended September 30,
2024	2023	Change	%	2024	2023	Change	%
$1,062	$1,042	$20	2	$2,572	$(4,747)	$7,319	>(100)

For the three months ended September 30, 2024, other expenses increased slightly from the same period in the period year as a result of a foreign exchange loss compared to a foreign exchange gain recognized in the prior year, partially offset by lower interest and finance expenses. For the nine months ended September 30, 2024, other expenses increased from other income recognized in the same period in the prior year, largely as a result of the realized gain on derivative that was incurred in 2023, and no similar income was incurred in 2024.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

LIQUIDITY AND CAPITAL RESOURCES

Debt

Credit Facility - National Bank of Canada

On June 6, 2022, the Company entered into a secured credit agreement for $40,000 (the “Credit Facility”) with National Bank of Canada. The Credit Facility is secured by a general charge on the assets of the Company, and was used to consolidate the Company’s existing loans with Bank of Nova Scotia and the Company’s Executive Chairman, and is available to the Company on a revolving basis to finance the working capital and general corporate requirements. In addition to the Credit Facility, National Bank provided the Company with an up to US$15 million treasury line enabling additional access to funds for future zinc Swap contract. Terms of the Credit Facility include the following:

●	The Credit Facility bears interest at the Secured Overnight Financing Rate (“SOFR”) plus 2.25% or National Bank’s base rate plus 1.25%;

●	The Company is required to pay a standby fee on the unadvanced portion of the Credit Facility at a rate of 0.5625% per annum;

●	The original maturity date was December 6, 2023. The Credit Facility includes an annual extension option and, on December 20, 2022, the maturity date was extended to December 6, 2024. On April 9, 2024, the maturity date was extended to June 30, 2025.

●	The Credit Facility was subject to covenants that require the Company to maintain interest coverage ratio of not less than 4.0 to 1.0 and a total leverage ratio of not more than 3.0 to 1.0. At September 30, 2023, Titan was in breach of the covenants and obtained a waiver from National Bank on covenants for the period of June 30, 2023 to January 19, 2024. In obtaining the waiver, the Company made a payment against the Credit Facility of $5,000 on November 1, 2023, and agreed to changes to the Credit Facility, reducing the available credit to $32,170, and adding an additional covenant that requires the Company to have $3,000 of unrestricted cash at all times.

●	On April 9, 2024, the Credit Facility covenants were further amended whereby, the leverage ratio was removed, and the interest coverage ratio was reduced to 1.5 to 1. The Company further agreed to make repayments on the Credit Facility to reduce the Available Credit to $15,170 by June 30, 2024, and to make repayments on the Credit Facility to reduce the Available Credit to $10,170 by December 30, 2024.

●	During the nine months ended September 30, 2024, the Company made cumulative payments of $17,000 toward the Credit Facility, reducing the Available Credit to $15,170 as at September 30, 2024, with $nil of the Credit Facility was available to be withdrawn. As at September 30, 2024, the Company was not in compliance with the interest coverage ratio as a result of the temporary suspension of operations that occurred at ESM from August 12, 2024 to September 26, 2024 due to the historic flooding from Tropical Storm Debby, which negatively impacted earnings during Q3 2024. On November 4, 2024, the Company obtained a waiver on the interest coverage ratio from National Bank for the quarter ending September 30, 2024. The Company does not anticipate any issues with meeting all financial covenants for the fourth quarter in 2024.

A guarantee for the Credit Facility was provided by a company controlled by Titan’s Executive Chairman with a guarantee fee applicable to the $40,000 amount at an annual rate of 1.125%. The guarantee was extended to December 6, 2024 concurrent with the extension of the maturity date of the Credit Facility. During the three and nine months ended September 30, 2024, the Company incurred a guarantee fee charge of $43 and $240, respectively, recognized on the Company’s Statement of Loss and Comprehensive Loss.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

Promissory Note – November 1, 2023

To remain compliant with the financial covenants under the Credit Facility with National Bank of Canada the Company made a $5,000 payment against the principal amount of the Credit Facility on November 1, 2023. In order to fund the payment to National Bank, the Company entered into a Promissory Note with a company controlled by Titan’s Executive Chairman, the (“Lender”). Terms of the Promissory Note are as follows:

●	$5,000 loan principal and an Initiation Fee of $350 aggregating to $5,350

●	Interest at 10% compounded annually commencing on November 1, 2023

●	Repayment date of May 1, 2025

●	Promissory note is subordinate to the Company’s Credit Facility with National Bank. Titan granted the Lender 6,000,000 share purchase warrants at market price for a term of five years in connection with obtaining the financing.

The fair market value of the warrants was calculated using the Black-Scholes Model on the issuance date, November 1, 2023, valuing them at $645. This amount was recognized as a borrowing cost. As at September 30, 2024, the Company had an unpaid accrued interest balance of $400.

Other Related Party Loans

On February 9, 2024 and April 10, 2024, the Company was loaned $5,000 and $10,000, respectively, by a company controlled by Titan’s Executive Chairman of which proceeds were used to settle principal payments owing on the Company’s Credit Facility. An additional $1,500 was loaned to the Company by the same related party, to assist with funding of a cash deposit to be held by Glencore Inc., as a part of the Company’s fixed price zinc contract that was entered into in June 2024 (See Revenue section above), such that the Company would remain compliant with the Company’s minimum unrestricted cash balance as required by the financial covenants of the Credit Facility.

As at the date of this report, the Company has not yet agreed to commercial terms related to the related party loans from the company controlled by Titan’s Executive Chairman.

Financial Condition

	September 30, 2024	December 31, 2023
Cash and cash equivalents	$5,844	$5,031
Total debt	$36,623	$35,779
Net debt (cash)(1)	$30,779	$30,748
Working capital	$(21,863)	$(23,512)

(1)	Net debt is a non-GAAP measure. This term is not a standardized financial measure under IFRS and might not be comparable to a similar financial measure disclosed by other issuers. See “Non-GAAP performance measures” of this MD&A for a discussion of non-GAAP performance measures.

Cash and cash equivalents as at September 30, 2024 increased by $813 compared to December 31, 2023. The increase in cash was generated from positive operating cash flows of $4,089. This was partially offset by $1,899 of net cash used in financing activities, largely as a result of the payment of interest on the Company’s Credit Facility. Further, the Company made $17,000 of principal payments towards the Credit Facility, funded by $16,500 of related party loans. The Company’s net cash used in investing activities was $1,366 during the period, largely related to the purchase of equipment.

At September 30, 2024, the Company’s debt was comprised of a loan from the Credit Facility of $15,150, the Promissory Note from a related party of $5,118, and additional loans from a related party of $16,500. The Company incurred interest and accretion expense of $1,951 during the nine months ended September 30, 2024, related to the debt, and made an interest payment of $1,342 towards the Credit Facility. Amortized borrowing costs during the nine months ended September 30, 2024 were $735.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

The working capital deficit decreased as at September 30, 2024 compared to December 31, 2023 as a result of an increase in cash and cash equivalents, an increase in restricted cash and an increase in inventories, partially offset by an increase in accounts payable and debt.

Cash Flows

	Nine Months Ended September 30,
	2024	2023	Change
Operating cash flows before changes in working capital	$5,554	$7,448	$(1,894)
Changes in working capital	(1,615)	(10,664)	9,049
Net cash flows generated by (used in) operating activities	3,939	(3,216)	7,155
Net cash flows generated by (used in) financing activities	(1,899)	2,356	(4,255)
Net cash flows generated by (used in) investing activities	(1,216)	(2,436)	1,220
	$824	$(3,296)	$4,120

Net cash flows generated from operating activities were higher during the nine months ended September 30, 2024 compared to the same period in the prior year largely as a result of lower cost of sales. A discussion of the changes from period to period is set out above under “Financial Results” and “Other Operating Expenses”.

Net cash flows used in financing activities during the nine months ended September 30, 2024 reflect $17,000 of principal payments and $1,342 of interest payments made towards the Credit Facility, partially offset by $16,500 proceeds received from related party loans. For comparison, net cash flows used in financing activities by the Company in the same period in 2023 reflects $1,494 of Credit Facility interest payments, $5,900 advances received from the Credit Facility, $2,102 of dividends paid, and $130 of warrant exercise proceeds.

Net cash flows used in investing activities in the nine months ended September 30, 2024 were lower compared to the same period in the prior year as a result of lower capital expenditures incurred.

Capital Expenditures

The Company invested $1,260 in capital expenditures during the nine months ended September 30, 2024 compared to $2,436 in capital expenditures made in the same period of 2023. A new transformer and a server room were added to capital assets, in addition to two drill rigs, and a compact twin-boom mining equipment was rebuilt during the period. Further, additional capital expenditures were incurred in Q3 2024 to repair a damaged crusher and surrounding infrastructure following the historic flooding from Tropical Storm Debby.

Liquidity

As at September 30, 2024, the Company had total liquidity of $5,844 in cash and cash equivalents. The Company had negative working capital of $21,863 and a deficit balance of $73,206. For the nine months ended September 30, 2024, the Company had incurred a net loss of $5,306 and positive operating cash flows of $3,939. The Company continues to monitor zinc prices and the impact on financial covenants associated with the Credit Facility.

As at December 31, 2023, the Company had total liquidity of $5,031 in cash and cash equivalents. The Company had negative working capital of $23,512 and a deficit of $68,328. For the year ended December 31, 2023, the Company had positive operating cash flows before changes in working capital of $6,085 and a net loss of $10,196. On June 14, 2023, the Company announced that it temporarily suspended the payment of its quarterly dividend in order to preserve capital and strengthen its balance sheet as it navigates the downturn in zinc prices.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital to an acceptable risk.

The capital structure of the Company currently consists of common shares and debt financing. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, its expected funding requirements, and risk characteristics of the underlying assets. The Company’s funding requirements are based on cash forecasts. In order to maintain or adjust the capital structure, the Company may issue new debt, new shares and/or consider strategic alliances. Management reviews its capital management approach on a regular basis.

As at September 30, 2024, the Company was not in compliance with its interest coverage ratio as a result of the temporary suspension of operations that occurred at ESM from August 12, 2024 to September 26, 2024 due to the historic flooding from Tropical Storm Debby, which negatively impacted earnings during Q3 2024. On November 4, 2024 the Company obtained a waiver on the interest coverage ratio from National Bank for the quarter ending September 30, 2024. The Company does not anticipate any issues with meeting all financial covenants for the fourth quarter in 2024. The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, raising additional capital and/or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise necessary funds primarily through securing additional debt or equity in support of its business objectives. There can be no guarantees that a further waiver from National Bank, debt/equity financing or strategic alternative will be available on acceptable terms to the Company or at all, and therefore, a material uncertainty exists that may cast significant doubt about the Company’s ability to continue as a going concern.

Contractual obligations and commitments

The Company’s contractual obligations and commitments as at September 30, 2024 and their approximate timing of payment are as follows:

	< 1 year	1 to 3 years	4 – 5 years	>5 years	Total
Debt:
Repayment of principal	$36,669	$-	$-	$-	$36,669
Repayment of interest	1,483	-	-	-	1,483
Leases	10	-	-	-	10
Reclamation and Remediation provision	-	-	-	16,950	16,950
	$38,162	$-	$-	$16,950	$55,112

The repayment of debt principal includes $16,500 owing to a related party, of which commercial terms have not yet been finalized. Until such terms have been finalized, the Company has classified all principal amounts owing as current.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Outstanding Securities

As of the date of this MD&A, the Company had 136,366,599 common shares issued, 6,000,000 warrants and 10,245,000 options outstanding.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

FINANCIAL INSTRUMENT

a)	Carrying amount versus fair value

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments, other than those whose carrying amounts are a reasonable approximation of fair value:

	September 30, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Lease liabilities	$10	$10	$76	$55
Bank indebtedness	$15,150	$15,150	$31,655	$32,087
Loans from related party	$21,473	$21,473	$4,124	$5,061

Management assessed that the fair values of cash and cash equivalents, restricted cash, other current assets, other receivables, accounts payable, and dividends payable approximate their carrying amounts due to the short-term maturities of these instruments, and the fair value of acquisition obligations approximate their carrying value as they are non-interest bearing. Trade receivables subject to provisional pricing are already carried at fair value.

Fair values of the Company’s lease liabilities, bank indebtedness, equipment loans, and loan from related party are determined by using discounted cash flow models that use discount rates that reflect the issuer’s borrowing rate as at the end of the reporting period.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means.

Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs

All financial instruments measured at fair value use Level 2 valuation techniques.

There have been no transfers between fair value levels during the reporting period.

RELATED PARTY TRANSACTIONS

Management company (Manco)

The Company shares office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the officed space rental agreement. The Company’s obligation for future rental payments on September 30, 2024 was approximately $75, determined based on the Company’s average share of rent paid in the immediately preceding 12 months.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

The Company was charged for the following with respect to this arrangement during the three and nine months ended September 30, 2024:

	Three months ended September30,		Nine months ended September 30,
	2024	2023	2024	2023
Salaries and benefits	$36	$91	$308	$390
Office and other	28	42	92	147
Marketing and travel	4	5	12	12
	$68	$138	$412	$549

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, President, Chief Executive Officer, Chief Financial Officer, and Directors.

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Salaries and benefits	$97	$114	$601	$644
Consulting fees	80	45	389	358
Share-base compensation	89	86	286	256
Directors’ fees	55	55	164	164
	$321	$300	$1,440	$1,422

The following amounts are outstanding as at September 30, 2024 and December 31, 2023, and are included in accounts payable and accrued liabilities.

	As at September 30, 2024	As at December 31, 2023
Salaries and benefits payable	$407	$416
	$407	$416

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

Adoption of New Accounting Standards

IAS 1, Presentation of Financial Statements (“IAS 1”): In October 2022, the IASB issued amendments to IAS 1 titled Non-current Liabilities with Covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of Debt as Current or Non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. Effective January 1, 2024, the Company has adopted these amendments, which did not have a material effect on its Interim Financial Statements.

Estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future years if the revision affects both current and future years.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions and judgments about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, which could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following areas:

●	Estimated mineral resources;

●	Revenue recognition

●	Reclamation and remediation provision;

●	Impairment;

●	Fair value measurement

●	Determination of useful life of assets for depreciation purposes;

●	Share-based compensation;

●	Taxation

See note 3 of our 2023 annual audited consolidated financial statements for a detailed discussion of these accounting estimates and judgments.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), have designed disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, based on the 2013 control framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

The DC&P have been designed to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO, particularly during the period in which the interim filings are prepared and the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified. The ICFR has been designed to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with international financial reporting standards. Due to the inherent limitations associated with any such controls and procedures, management recognizes that, no matter how well designed, they may not prevent or detect misstatements on a timely basis.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

NI 52-109 also requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No material changes were made to internal controls during the nine months ended September 30, 2024.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

NOTES TO READER

Cautionary note regarding forward-looking information

Certain information contained in this document constitutes forward-looking statements. All statements, other than statements of historical facts, are forward looking statements, including but not limited to that Titan believes that the district surrounding ESM remains underexplored despite the long operating history of ESM; the nature, extent, location, and timing of future exploration and testing at ESM; that testing at targets prioritized for surface sampling, mapping and drilling occurs as scheduled, if at all; production guidance; anticipated head grade; anticipated zones that will be mined, and timing of such mining; exploration plans at the Kilbourne target and timing of such plans; that the Company continues to examine various financing options to bolster the Company’s treasury; that the Company may require additional funding in the next twelve months; and that the Company expects that it will continue to obtain funding through similar or other means depending on market conditions and other relevant factors at the time; in Q4, Titan expects to release an updated Life of Mine Plan for its zinc operations and a maiden resource estimate for Titan’s Kilbourne graphite project; ore recovery from the longhole stoping in New Fold will continue into the fourth quarter; it is expected that ore from New Fold and Lower Mahler zones will continue to support budgeted head grades for the remainder of the fiscal year; mining will continue in these key zones during the fourth quarter of 2024; the Company expects to hoist and mill budgeted tonnage in Q4 plus all underground ore that was stockpiled in Q3; With the excess capacity in the mill, the Company expects to meet full year guidance; in the fourth quarter of 2024, the Company plans to initiate a market search for a replacement underground haulage truck and a mechanical bolter; any permitting for bringing Kilbourne into production is likely to be subject to a permitting process at state level; phase III of metallurgy will take place at SGS Lakefield and is likely to be completed by Q4 2024. Forward-looking statements are often, but not always, identified by the use of words such as may, will, seek, anticipate, believe, plan, estimate, budget, schedule, forecast, project, expect, intend, or similar expressions.

The forward-looking statements are based on a number of assumptions which, while considered reasonable by the Company, are subject to risks and uncertainties. The Company cautions readers that forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed in or implied by such forward looking statements and forward-looking statements are not guarantees of future results, performance or achievement. The Company has made assumptions based on or related to many of these risks, uncertainties and factors. These risks, uncertainties and factors include general business, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in project parameters; changes in costs, including labour, infrastructure, operating and production costs; future prices of zinc and other minerals; variations of mineral grade or recovery rates; operating or technical difficulties in connection with exploration, development or mining activities, including the failure of plant, equipment or processes to operate as anticipated; delays in completion of exploration, development or construction activities; changes in government legislation and regulation; the ability to maintain and renew existing licenses and permits or obtain required licenses and permits in a timely manner; the ability to obtain financing on acceptable terms in a timely manner; contests over title to properties; risks of making a production decision at Turnpike (formerly Sphaleros) that is not based on a technical report; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business; damage caused by Tropical Storm Debby; the Company’s assumptions regarding time and cost to repair damage caused by Tropical Storm Debby; and the factors discussed in the section entitled “Risks Factors” in the Company’s most recent annual information form filed on SEDAR+.

Although the Company has attempted to identify important risks, uncertainties and other factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those expressed in or implied by the forward-looking information, there may be other risks, uncertainties and other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended. Unless otherwise indicated, forward-looking statements contained herein are as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

Risk Factors

The Company’s activities and related results are subject to a number of different risks at any given time. Exploration and development of mineral resources involves a high degree of risk. A summary of the Company’s financial instruments risk exposure is provided in the Financial Instruments section of the Company’s 2023 Annual Financial Statements. For a comprehensive list of other risks and uncertainties affecting our business, please refer to the sections entitled “Risk Factors” in both our most recent Annual Information Form and Annual MD&A, which are available at www.sedarplus.ca.

Qualified Person

The technical and scientific information in this MD&A has been reviewed and approved by Donald R. Taylor, MSc., PG, Chief Executive Officer of the Company, a qualified person for the purposes of NI 43-101. Mr. Taylor has more than 25 years of mineral exploration and mining experience and is a Registered Professional Geologist through the SME (registered member #4029597).

For additional information, please see the technical report titled “Empire State Mines 2021 NI 43-101 Technical Report (Amended)” with an effective date of February 24, 2021, filed on SEDAR+ at www.sedarplus.ca.

For additional information related to the Kilbourne target, see the Company’s news release titled, “Titan Mining Announces Significant Graphite Discovery at Empire State Mines in Upstate New York, USA” dated October 23, 2023.

Non-GAAP performance measures

This document includes non-GAAP performance measures, discussed below, that do not have a standardized meaning prescribed by IFRS. The performance measures may not be comparable to similar measures reported by other issuers. The Company believes that these performance measures are commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company’s performance. The Company uses these performance measures extensively in internal decision-making processes, including to assess how well ESM is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team. The tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measures as contained within the Company’s issued financial statements.

C1 cash cost per payable pound sold

C1 cash cost is a non-GAAP measure. C1 cash cost represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, including mine site operating and general and administrative costs, freight, treatment and refining charges.

The C1 cash cost per payable pound sold is calculated by dividing the total C1 cash costs by payable pounds of metal sold.

All-In Sustaining Cost (AISC)

AISC measures the estimated cash costs to produce a pound of payable zinc plus the estimated capital sustaining costs to maintain the mine and mill. This measure includes the C1 cash cost and capital sustaining costs divided by pounds of payable zinc sold. AISC does not include depreciation, depletion, amortization, reclamation and exploration expenses.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

	Three months ended September 30,				Nine months ended September 30,
		2024		2023		2024		2023
C1 cash cost per payable pound	Total	Per pound	Total	Per pound	Total	Per pound	Total	Per pound
Pounds of payable zinc sold (millions)		8.2		18.3		37.3		48.2
Operating expenses and selling costs	$9,206	$1.12	$9,761	$0.53	$29,121	$0.78	$34,991	$0.72
Concentrate smelting and refining costs	1,664	0.20	5,673	0.31	7,245	0.19	14,307	0.30
Total C1 cash cost	$10,871	$1.32	$15,434	$0.84	$36,366	$0.97	$49,298	$1.02
Sustaining Capital Expenditures	$266	$0.03	$425	$0.02	$705	$0.02	$1,944	$0.04
AISC	$11,137	$1.35	$15,859	$0.86	$37,071	$0.99	$51,242	$1.06

Sustaining capital expenditures

Sustaining capital expenditures are defined as those expenditures which do not increase payable mineral production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Expansionary capital expenditures are expenditures that are deemed expansionary in nature. The following table reconciles sustaining capital expenditures and expansionary capital expenditures to the Company’s additions to mineral, properties, plant and equipment (or total capital expenditures):

	Nine months ended September 30,
	2024	2023
Sustaining capital expenditures	$705	$1,944
Expansionary capital expenditures	557	588
Additions to mineral, properties, plant and equipment	$1,262	$2,532

Net Debt

Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	As at September 30,	As at December 31,
	2024	2023
Current portion of debt	$36,623	$35,779
Non-current portion of debt	-	-
Total debt	$36,623	$35,779
Less: Cash and cash equivalents	(5,844)	(5,031)
Net debt	$30,779	$30,748

Free Cash Flow

	Nine months ended September 30,
	2024	2023
Net cash provided (used) by operating activities	$3,939	$(3,216)
Less: Capital expenditures	(1,261)	(2,436)
Free cash flow	$2,678	$(5,652)

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